



090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Clickstream Corporation

2. The articles have been amended as follows: (provide article numbers, if available)

Article III of the Articles of Incorporation shall be amended to increase the authorized capital to 2,010,000,000 shares with 10,000,000 shares designated as preferred stock, par value $0.001 per share, and 2,000,000,000 shares designated as common stock, par value $0.0001 per share all as set forth on the attached certificate of amendment.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Majority

4. Effective date and time of filing: (optional) Date: December 30, 2015 Time: 10:00 AM

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X Michael Halloran

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 1-5-15



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov


Filing Instructions for the Amendments Division


<u>IMPORTANT: READ ALL INSTRUCTIONS CAREFULLY BEFORE COMPLETING FORM.</u>

Dear Customer: We value your patronage and desire to provide you the best service possible. In an effort to facilitate your filing we would appreciate your taking a moment to read the following before submitting your document. Failure to include any of the information required on the form may cause the filing to be rejected.

-Thank you-

1.) One file stamped copy of the filing will be returned at no additional charge for most filings. Dissolutions, Cancellations and Withdrawals do not receive a file stamped copy unless requested at the time of filing. To receive a certified copy, enclose an additional $30.00 per certification. A <u>copy fee</u> of $2.00 per page is required for each additional copy generated when ordering 2 or more file stamped or certified copies. Appropriate instructions must accompany your order.

2.) If paying for expedite service, include the word <u>"EXPEDITE"</u> in your correspondence.

3.) Verify filing is submitted on the correct form prescribed by the Secretary of State.

4.) Forms must include appropriate signatures as required.

5.) If applicable, include the appropriate names and addresses as requested on the form.

6.) If adding new managers or general partners, their names and addresses must be set forth.

7.) Documents must reflect the complete name of the entity as registered with the Secretary of State.

8.) Attach all pages that are referenced as attachments.

9.) All documents must be legible for filming and/or scanning.

10.) If filing restated articles (containing newly amended articles, deletions or additions), provide a form prescribed by the Secretary of State indicating which articles have been amended, deleted or added. Furthermore, *the articles must contain the necessary amendment language as required by the statutes* governing amendments for that type of business entity.

11.) Verify that the status of the entity is not revoked. Verification may be made by visiting our Web site at www.nvsos.gov or calling this office.

12.) The correct filing date must be provided when required.

13.) All required information must be completed and appropriate boxes checked or filing will be rejected.

14.) Please contact this office for assistance if you are unsure of the filing fee for your document.

All forms may be downloaded from our Web site www.nvsos.gov. The Nevada Revised Statutes may be obtained at http://www.leg.state.nv.us/NRS.

Filing may be submitted at the office of the Secretary of State or by mail at the following addresses:

MAIN OFFICE:
Regular and Expedited Filings


Secretary of State
Amendments Division
202 North Carson Street
Carson City NV 89701-4201
Phone: 775-684-5708
Fax: 775-684-5731


SATELLITE OFFICE:
Expedited Filings Only


Secretary of State – Las Vegas
North Las Vegas City Hall
2250 North Las Vegas Blvd, 4th Floor,
North Las Vegas, NV 89030
Phone: 702-486-2880
Fax: 702-486-2888






230305

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

SUBMIT THIS COMPLETED FORM WITH YOUR FILING

Customer Order Instructions

USE BLACK INK ONLY - DO NOT HIGHLIGHT

Processing Service Requested: ☒ Regular ☐ 24-Hour Expedite (additional fee included)

Name of Entity: Clickstream Corp

Date: 2/12/2020

Return to:

Contact Name: Michael Handelman

Phone:

Return Delivery: (email or fax options do not receive a copy via mail; must be ordered separately)

☒ Email to: mhandelmangroup@gmail.com ☐ Fax to:

☐ Hold for Pick Up ☐ Mail to Address Above ☐ FedEx: Acct #

☐ Other: (explain below)

Order Description: (include items being ordered and fee breakdown)*

10,000,000 x .001 = 10,000 Preferred
2,000,000,000 x .0001 = 200,000 Common
210,000 Total Value

$ 275.00 Fee

*__PLEASE NOTE:__ this office keeps the original paperwork. The first file stamped copy ordered at the time of filing is at no charge. Each additional copy is **$2.00** per page (plus **$30.00** for each certification).

Total Amount: 75 00/00

Method of Payment:

☒ Check/Money Order ☐ Credit Card (attach ePayment checklist) ☐ Trust Account:

☐ Use balance remaining in job #



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Profit Corporation Fee Schedule
Effective 7-1-08
Page 1

PROFIT CORPORATIONS <u>INITIAL FILING</u> FEE : Pursuant to NRS 78, 80, 78A, and 89 Domestic and Foreign Corporations, Close Corporations and Professional Corporations.

Fees are based on the value of the total number of authorized shares stated in the Articles of Incorporation as prescribed by NRS 78.760:

$75,000 or less	$75.00
over $75,000 and not over $200,000	$175.00
over $200,000 and not over $500,000	$275.00
over $500,000 and not over $1,000,000	$375.00
OVER $1,000,000	
For the first $1,000,000	$375.00
For each additional $500,000 - or fraction thereof	$275.00
Maximum fee	$35,000.00

For the purpose of computing the filing fee, the value (capital) represented by the total number of shares authorized in the Articles of Incorporation is determined by computing the:

A. total authorized shares multiplied by their par value or;
B. total authorized shares without par value multiplied by $1.00 or;
C. the sum of (a) and (b) above if both par and no par shares.

Filing fees are calculated on a minimum par value of one-tenth of a cent (.001), regardless if the stated par value is less.

The 24-hour expedite fee for Articles of Incorporation for any of the above entities is $125.00 in addition to the filing fee based upon stock.

The 2-hour expedite fee is $500.00 in addition to the filing fee based upon stock.

The 1-hour expedite fee is $1000.00 in addition to the filing fee based upon stock.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

<u>**24-HOUR EXPEDITE TIME CONSTRAINTS**</u>:

Each filing submitted receives same day filing date and may be picked up within 24-hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm.

Expedite period begins when filing or service request is received in this office in fileable form.

The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.



BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
Phone: (775) 684-5708
Website: www.nvsos.gov

Profit Corporation Fee Schedule
Effective 7-1-08
Page 2

OTHER PROFIT CORPORATION FEES:

Articles of Association pursuant to NRS 89.210 (Professional Association)	$75.00
Reinstatement Fee	$300.00
Certificate of Amendment, minimum fee*	$175.00
Certificate pursuant to NRS 78.209 (stock split), minimum fee*	$175.00
Certificate pursuant to NRS 78.1955 (stock designation)	$175.00
Amendment to Certificate pursuant NRS 78.1955 (stock designation)	$175.00
Amendment of Modified Name	$175.00
Restated Articles, minimum fee*	$175.00
Certificate of Correction, minimum fee*	$175.00
Certificate of Termination (includes filings pursuant to NRS 78.209, 78.380 and 78.390)	$175.00
Termination Pursuant to NRS 92A	$350.00
Articles of Merger* or Exchange	$350.00
Dissolution of Corporation	$100.00
Withdrawal of Foreign Corporation	$100.00
Preclearance of any Document	$125.00
Articles of Conversion; Articles of Domestication – contact office for fee information	
Revival of Corporation – contact office for fee information	
Ceremonial Charter	$100.00
Certificate of Good Standing	$50.00
Ceremonial Certificate of Good Standing	$100.00
Initial List of Officers and Directors	$150.00
Annual or Amended List of Officers and Directors	See List Fee Schedule
Annual List of Officers and Directors (Professional Association)	$150.00
24-Hour Expedite fee for above filings	**$125.00**
Apostille	$20.00
24-Hour Expedite fee for above filing	**$75.00**
Name Reservation	$25.00
24-Hour Expedite fee for above filing	**$50.00**
Change of Noncommercial Registered Agent	$60.00
Change of Registered Agent by Represented Entity	$60.00
Resignation of Director or Officer	$75.00
Resignation of Registered Agent (plus $1.00 for each additional entity listed)	$100.00
24-Hour Expedite fee for above filings	**$25.00**
Certification of Documents – per certification	$30.00
Copies – per page	$2.00
Late Fee for List of Officers	$75.00
Business License Fee (Professional Corporation created pursuant to NRS Chapter 89 - $200.00)	$500.00

*Fee will be higher if stock is increased a significant amount, according to the initial filing fee schedule on page 1 of the profit corporation fee schedule. Maximum fee for an increase in stock is $35,000.00.

2-Hour Expedite is available on all of the above filings at the fee of $500.00 per item.

1-Hour Expedite is available on all of the above filings at the fee of $1000.00 per item.

PLEASE NOTE: the expedite fee is in addition to the standard filing fee charged on each filing and/or order.

24-HOUR EXPEDITE TIME CONSTRAINTS: Each filing submitted receives same day filing date and may be picked up within 24-hours. Filings to be mailed the next business day if received by 2:00 pm of receipt date and no later than the 2nd business day if received after 2:00 pm. Expedite period begins when filing or service request is received in this office in fileable form. The Secretary of State reserves the right to extend the expedite period in times of extreme volume, staff shortages, or equipment malfunction. These extensions are few and will rarely extend more than a few hours.

CLICKSTREAM CORPORATION
WRITTEN CONSENT IN LIEU OF SHAREHOLDERS MEETING

Pursuant to Section 78.390 of the Nevada Revised Statutes , the undersigned Holders of shares of stock representing a majority of the issued and outstanding shares of common stock take the following action:

FIRST: That at a meeting of the Board of Directors of Clickstream Corporation on December 24th , 2019

RESOLVED, that the Certificate of Incorporation of this corporation be amended changing the Articles thereof, as amended, said Articles shall be read and be amended as follows for those Articles referenced below:

Article III – Shares

There shall be 2,010,000,000 shares with 10,000,000 shares designated as preferred stock, par value $0.001 per share, and 2,000,000,000 shares designated as common stock, par value $0.0001 per share.

SECOND: That said amendment was duly adopted in accordance with the provisions of the Nevada Revised Statutes.

THIRD: These Articles of Amendment to the Articles of Incorporation shall be effective upon filing with the Nevada Secretary of State.

IN WITNESS WHEREOF, the Holders of shares of stock representing a majority of the issued and outstanding shares of common stock have approved these Articles of Amendment to the Articles of Incorporation to be executed by its duly authorized officer.

DATED: December 24th , 2019

By: _____
    Michael Handelman, CFO